Management's Discussion and Analysis of Financial Condition and
Results of Operations of Grand Peak Capital Corp. as at February 28, 2008

 The following discussion and analysis of the financial condition and results of operations of Grand Peak Capital Corp. (the "Company") should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes for the three months ended December 31, 2007. During fiscal year 2007, the Company changed its financial year end from December 31 to September 30.  As such, the discussion pertaining to the financial results herein is in reference to the three month period ended December 31, 2007, and the comparative periods presented will reflect the fiscal year ended December 31, 2006.  The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are expressed in U.S. dollars.  Certain reclassifications may have been made to the prior period’s financial statements to conform to the current period's presentation.

Statements in this management's discussion and analysis, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this management's discussion and analysis and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  The Company does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.

The following selected financial data for the past eight business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

Summary of Quarterly Results

	2008	2007			2006
	Q1	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$18	$29	$14	$2	$89	$(73)	$6	$9

Net income (loss)	(26)	(106)	37	(14)	(34)	(59)	(13)	29
Net income (loss) per share
Basic	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005
Fully diluted	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005
Total assets	2,252	1,180	625	441	448	160	305	132
Net assets	1,610	566	465	30	38	(253)	(191)	(332)
Debt	642	615	400	411	411	412	499	464
Shareholders' equity (deficit)	1,609	565	225	30	38	(253)	(191)	(332)
Capital stock	4,350	3,279	2,899	3,456	2,649	3,631	3,631	3,456
Dividends	–	–	–	–	–	–	–	–
Weighted average common stock outstanding, fully diluted share	4,244 (1)	13,700	11,033	7,940	7,940	7,069	6,376	5,934
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(1)	Assuming consolidation of the Company's common shares on a 5:1 basis on October 1, 2007. See Note 9 to the accompanying financial statements for additional information.

Liquidity and Capital Resources

The Company's principal assets consist of cash. The Company's principal sources of funds are its available cash resources, bank financing and public financing. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At December 31, 2007, the Company's readily available cash totaled $1,606,930, while additional sources of liquidity included $220,300 in marketable securities and $31,652 of loans and other receivables.  The Company held cash and marketable securities of $446,112 and $2,340 respectively as of December 31, 2006.  The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period.  The market value of marketable securities as of December 31, 2007 was $220,300.  Total current assets as of December 31, 2007 were $1,858,882 compared to $448,452 as of December 31, 2006.

Operating activities increased cash of $175,963 in the quarter ended December 31, 2007 due predominately to an increase in accounts payable compared to a decrease of cash as a result of operating activities of $56,996 during fiscal 2006, predominately from the net loss incurred during those years.  Investing activities reduced cash in the amount of $613,649 from the purchase of short term investments and marketable securities and deferred exploration and development expenses during the quarter ended December 31, 2007 compared to investing activities generating cash of $13,452 in fiscal 2006.  Financing activities generated cash of $1,700,991 from the issuance of common shares compared to $487,000 in fiscal 2006.

Financial Position

Total assets of the Company at December 31, 2007 increased to $1,858,882 compared to $448,452 at December 31, 2006, predominately from a private placement financing.   The Company's liabilities increased to $642,300 as of December 31, 2007 compared to $410,912 as of December 31, 2006 due largely to the increase of accounts payable and accrued liabilities during the year.  The Company reported loans payable of $404,000 as of December 31, 2007.

Shareholders' Equity

Shareholders' equity as at December 31, 2007 was $1,609,931 compared to $37,540 as at December 31, 2006.  The Company had 8,466,702 shares issued and outstanding as at December 31, 2007.

Effective November 20, 2007, the Company consolidated (the "Consolidation") all of the issued and outstanding common shares (the "Shares") of the Company at a ratio of five currently issued and outstanding Shares for one new Share, so that the 17,333,514 Shares without par value issued and outstanding were consolidated into approximately 3,466,702 Shares without par value.  Any fractional Share(s) resulting from the Consolidation were rounded down to the nearest whole number.  In conjunction with the Consolidation, the Company changed its name to "Grand Peak Capital Corp."  The new trading symbol for the Shares following the effective date is "GPK.U" on the TSX Venture Exchange and "GPKUF" on the OTCBB.

On December 17, 2007, the Company completed a non-brokered private placement for 5,000,000 units (each, a “Unit") for a price of US$0.21 per Unit.  Each Unit consists of one common share of the Company and one share purchase warrant (a "Warrant").  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.28 for a term of two years from the date of issue of such Warrant. The Company raised in aggregate US$1,050,000 from the sale of the Units.

Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "accumulated other comprehensive income".

Expenses for the quarter ended December 31, 2007 totaled $44,816 compared to $136,139 in fiscal 2006.  For the quarter ended December 31, 2007, expenses consisted mainly of professional fees of $17,198 and transfer agent and regulatory fees of $25,707, office expenses of $1,564 and bank charges and interest of $347.

Other income before other items includes interest and royalty income of $18,703 for the quarter ended December 31, 2007 compared to revenues of $31,820 for the fiscal year ending December 31, 2006.

The Company reported a net loss of $26,113 in the quarter ended December 31, 2007 compared to a net loss of $76,866 in fiscal 2006.  Basic and diluted loss per common share was $0.01 in the quarter ended December 31, 2007 compared to a loss of $0.01 in fiscal 2006.

In October, 2007, the Company concluded an option agreement with Bedford Resource Partners to acquire an iron ore exploration project in Northern Quebec.  The option was completed for an acquisition cost of $10,000 CDN to acquire up to a 90% interest ownership of the property.  For the Company to acquire the 90% interest, it must make additional payments totaling $36,000 over the next 3 years and bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

Overall Performance

Realized investment gains or losses are a recurring element in the Company's revenues and net earnings.  Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings.  However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

Financial Instruments

The Company adopted the provision of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

Management assessment of Internal Controls

During the most recent interim quarter ending December 31, 2007, there have not been changes in the design of the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Additional Information

Additional Information relating to the Company is available on SEDAR at www.sedar.com.